March 29, 2005

Via U.S. Mail

Dr. Jurgen Hambrecht
Chairman of the Board of Executive Directors
BASF Aktiengesellschaft
Carl Bosch Strasse 38
Ludwigshafen, Germany 67056

RE:		BASF Aktiengesellschaft
      Form 20-F for the fiscal year ended December 31, 2004
		File No. 1-15909

Dear Mr. Hambrecht:

      We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note the disclosure in the 20-F regarding the Company`s operations in Libya, including the statement on page 45 that in 2004, "approximately 69% of the Oil & Gas segment`s oil reserves and production activities were in Libya, where the segment operates several onshore oil fields and produces associated natural gas for local consumption." We also note that in Exhibit 4.2 to its 20-F, the Company states it has a wholly owned subsidiary named BASF Iran
AG that operates from Tehran, Iran.

In light of the fact that Libya and Iran have been identified by the
U.S. State Department as state sponsors of terrorism, and Iran is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, and Libya was subject to economic sanctions until September 21, 2004, please summarize for us the Company`s operations in each of these countries, and describe for us the materiality to the Company of its operations in each country and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.


Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.



								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance